UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 10)*

                      First Financial Corporation
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                0-5559
                            (CUSIP Number)

      David W. Mann, P.O. Box 8436, Waco, TX 76714, (254) 757-2424
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            December 26, 1997
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. _____ NOT APPLICABLE.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 0-5559                                Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S. S. OR I. R. S. IDENTIFICATION NO. OF ABOVE PERSON
     David W. Mann      SS #  ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          7.   SOLE VOTING POWER
               78

          8.   SHARED VOTING POWER
               0

          9.   SOLE DISPOSITIVE POWER
               78

          10.  SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .04%

14   TYPE OF REPORTING PERSON*
     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        AMENDMENT NO. 10

                          SCHEDULE 13D


Item 1.  Security and Issuer.

   The class of securities to which this statement relates is the common stock of First Financial Corporation, a Texas corporation
("First Financial") whose principal executive offices are located at 800 Washington Avenue, Waco, Texas, 76701.

Item 2. Identity and Background.

    David W. Mann is an individual whose business address is  800
Washington Avenue, Waco,  Texas,  76701.   Mr.  Mann's  principal
occupation is President of First Financial, whose address is  800
Washington  Avenue,  Waco,  Texas,  76701;   President  of  First
Preference Mortgage Corp., whose address is 800 Washington Avenue, Waco, Texas, 76701; and President, Citizens State Bank, Woodville, Texas, whose address is P. O. Box 109, Woodville, Texas, 75979. Mr. Mann is also an officer and director of certain insurance agencies and companies and holds positions with numerous other entities. Mr. Mann has not during the last five years been convicted in any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of
competent  jurisdiction  resulting   in  any  judgment, decree or
final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Mann is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

    The purpose of this amendment is to report that on December 26, 1997, David W. Mann resigned as Trustee of the David W. Mann 1990 Trust (the "Trust") and Robert A. Mann became the successor Trustee. The Trust is the sole shareholder of FFC Holdings, Inc. ("FFCH"), which is the sole general partner of First Financial Holdings, Ltd. ("Holdings"). Holdings owns 92,742 shares, constituting 53.44 percent, of the outstanding common stock of First Financial, which is voted by its general partner, FFCH. David W. Mann previously shared with Robert A. Mann voting and investment power with respect to the 92,742 shares of First Financial stock owned by Holdings because he voted, as Trustee of the Trust, the stock of FFCH. Robert A. Mann is the Chairman of the Board, President and sole director of FFCH. As a result of the resignation of David W. Mann and the succession of Robert
A. Mann as Trustee of the Trust, Robert A. Mann now has sole voting and investment power with respect to said 92,742 shares of First Financial common stock.

    The Trust is also the sole shareholder of Bluebonnet Enterprises, Inc. ("BEI"), which is a general partner, along with Robert A. Mann, of Bluebonnet Investments, Ltd. ("BIL"). BIL owns 9,255 shares, constituting 5.33 percent, of the outstanding common stock of First Financial. Robert A. Mann is the Chairman of the Board, President and sole director of BEI and, thus, in his capacity as an officer and director of BEI, exercises voting power and investment power with respect to the 9,255 shares of First Financial stock owned by BIL. David W. Mann previously shared with Robert A. Mann voting and investment power with respect to the 9,255 shares of First Financial stock owned by BIL because he voted, as Trustee of the Trust, the stock of BEI. However, as a result of the resignation of David W. Mann and the succession of Robert A. Mann as Trustee of the Trust, Robert A. Mann now has sole voting and investment power with respect to said 9,255 shares of First Financial common stock.

Item 5.  Interest in Securities of the Issuer.

    David W. Mann, as the owner of one hundred percent (100%) of the outstanding stock of Barclay, Inc., has sole voting and sole dispositive power over the 78 shares of First Financial stock held by Barclay, Inc. Thus, David W. Mann is the beneficial owner of 78 shares of common stock of First Financial, or .04% of the outstanding shares, calculated in accordance with the Rule 13d-3(d)(1).

    As a result of the resignation of David W. Mann as Trustee of the Trust on December 26, 1997, David W. Mann ceased to be the beneficial owner, for Section 13(d) purposes, of more than five percent of the common stock of First Financial.

    Except as set forth herein, David W. Mann has not engaged in any transactions involving the common stock of First Financial
Corporation during the last  (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

     Not applicable.

Item 7.  Material to be Filed as Exhibits

     Not applicable.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 1998



                                               /s/ David W. Mann
                                               David W. Mann